

September 14, 2010

Paul Sagan
Chief Executive Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

>   **Re: Akamai Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 000-27275**

Dear Mr. Sagan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.   We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. For example, you indicate that the increase in revenues for the year ended December 31, 2009 were due to increases in the number of customers under recurring revenue contracts, increases in traffic, additional services sold to new and existing customers and growth in your new advertising decision solutions service offering, and that such increases were offset by reduced prices charged to your customers. However, you do not quantify the contribution of each of these material changes. In future filings, please revise your year over year discussion of results of operations to quantify and explain the source of each

material change in operating results. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Item 9A. Controls and Procedures, page 95

2.   You state that your Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, your disclosure controls and procedures were effective in that they were designed to ensure that material information relating to you is made known to your CEO and CFO during the period in which the report was being prepared, to allow timely discussions regarding required disclosure. These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your officers evaluated and concluded that as of December 31, 2009, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 8, 2010)

Director Compensation, page 14

3.   Please tell us why Ms. Goodwin and Mr. Leighton each received less than $50,000 in cash for their services as directors in 2009, although both appeared to have served as directors for the full year.

Long-Term Incentives, page 26

4.   We note your discussion on page 27 of the general factors you consider when making equity awards to your executive officers. With a view toward providing enhanced disclosure in future filings, please tell us for each of your named executives officers the specific factors that you considered, and the weight assigned to such factors, in determining the amount of stock options and restricted stock units awarded to such officer during fiscal 2009. Also, please confirm that the 2009 revenue and EPS targets for your performance-based RSUs were the same as the revenue and EPS targets used in your cash incentive program, which are disclosed on page 25 of the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3456 with any other questions.

Sincerely,

Matthew Crispino
Attorney Advisor